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
FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549                         OMB APPROVAL
                                                                                                      OMB Number:     3235-0287
[ ]  Check this box if no longer subject                                                              Expires: September 30, 1998
     to Section 16. Form 4 or Form 5         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden hours
     obligations may continue.                                                                        per response    0.5
     See Instruction 1(b).
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
PAYSON,          NORMAN             C.        OXFORD HEALTH PLANS, INC. ("OXHP")                 to Issuer (Check all applicable)
(Last)           (First)         (Middle)     3. IRS or Social   4.Statement for Month/Year    X  Director              10% Owner
                                              Security Number                                 ___                   ___
48 MONROE TURNPIKE                            of Reporting       DECEMBER 2000                 X  Officer               Other
                                              Person                                          ___                   ___
                (Street)                      (Voluntary)                                     (give title below)    (specify below)

TRUMBULL, CT 06611                                               5. If Amendment,             CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                                                 Date of Original
(City)          (State)           (Zip)                          (Month/Year)                 7. Individual or Joint/Group Filing
                                                                                              (Check Applicable Line)

                                                                                               X  Form filed by One Reporting Person
                                                                                              ___

                                                                                              ___ Form filed by More than One
                                                                                                  Reporting Person
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

                                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security    2. Trans-  3.  Trans-   4. Securities Acquired (A)         5. Amount of    6. Ownership   7. Nature of
   (Instr.3)               action      action      or Disposed of (D)              Securities           Form:        Indirect
                            Date        Code       (Instr. 3, 4 and 5)             Beneficially        Direct      Beneficial
                                       (Instr.                                     Owned at            (D) or      Ownership
                                         8)                                        End of Month       Indirect
                         (Month/                              (A) or                (Instr. 3            (I)       (Instr. 4)
                           Day/    Code     V     Amount        (D)       Price       and 4)         (Instr. 4)
                          Year)
COMMON STOCK             4/17/00    G*           1,000,000       D          *           *                I           TRUST*

COMMON STOCK            12/28/00   J**           1,000,000       D         **           0

COMMON STOCK            12/28/00   J***            644,330       D         ***          0

COMMON STOCK                                                                        1,000,000            D
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*   On April 17, 2000, the Reporting Person's wife transferred 1,000,000 shares of the Issuer's common stock into a grantor retained annuity trust (the
    "Trust") of which the Reporting Person was the trustee. The Reporting
    Person's wife is the recipient of the annuity payments under the Trust, and trusts for the benefit of the Reporting Person's adult children are the recipients of the remainder interests of the Trust.

** On December 28, 2000, the Reporting Person resigned from his position as trustee of the Trust and an independent person was appointed in his place.
    The Reporting Person's wife has no investment control over the assets of the Trust. The Reporting Person disclaims beneficial ownership of the shares held by the Trust.

*** As previously reported, the Reporting Person had indirect beneficial ownership of 644,330 shares of the Issuer's common stock which are held by a limited liability company (the "LLC") of which the Reporting Person was the controlling member and the sole managing member. On December 28, 2000, the Reporting Person transferred his entire membership interest to his wife and resigned from his position as sole managing member of the LLC, and an independent person was appointed in his place. The Reporting Person's wife has no investment control over the assets of the LLC. The Reporting Person disclaims beneficial ownership of the shares held by the LLC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 4 (CONTINUED)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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
1. Title of       2. Conver-  3. Trans-  4. Trans-    5. Number of Deriv-     6. Date Exer-    7. Title and Amount of
 Derivative         sion or    action     action     ative Securities Ac-     cisable and      Underlying Securities
  Security         Exercise      Date       Code       quired (A) or Dis-      Expiration       (Instr. 3 and 4)
 (Instr. 3)        Price of              (Instr. 8)       posed of (D)            Date
                     Deri-                            (Instr. 3, 4 and 5)     (Month/Day/
                    vative     (Month/                                           Year)
                   Security      Day/
                                Year)
                                                                             Date     Expira-                   Amount or
                                                                             Exer-     tion        Title         Number of
                                                                            cisable    Date                       Shares
                                         Code   V     (A)         (D)

STOCK OPTION *      $14.4375   3/15/00   A      V   400,000                 3/15/01   3/15/07   COMMON STOCK     400,000

STOCK OPTION **     $14.4375   3/15/00   A      V   400,000                 6/15/00   3/15/07   COMMON STOCK     400,000

STOCK OPTION        $18.063                                                  3/3/00    3/3/06   COMMON STOCK     400,000

STOCK OPTION        $ 6.0625                                                2/23/99   8/28/05   COMMON STOCK   1,000,000

STOCK OPTION        $  15.52                                                2/23/99   2/23/08   COMMON STOCK   2,000,000
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
1. Title of       8. Price   9. Number     10. Owner-   11. Nature
 Derivative          of        of deriv-      ship          of
  Security          Deriv-      ative        Form of      Indirect
 (Instr. 3)         ative       Secur-        Deriv-      Benefi-
                    Secur-      ities         ative        cial
                    ity         Bene-       Security      Owner-
                   (Instr.    ficially       Direct        ship
                      5)       Owned         (D) or     (Instr. 4)
                               at End       Indirect
                                of            (I)
                               Month       (Instr. 4)
                             (Instr. 4)
STOCK OPTION *    $14.4375      400,000         D

STOCK OPTION **   $14.4375      400,000         D

STOCK OPTION      $18.063       400,000         D

STOCK OPTION      $ 6.0625    1,000,000         D

STOCK OPTION      $15.52      2,000,000         D
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Explanation of Responses:

* On March 15, 2000, the Reporting Person was granted a stock option to purchase
400,000 shares of the Issuer's common stock at $14.4375 per share. This option vests in four equal parts on an annual basis beginning on the first anniversary of the date of grant and expires in seven years.

** On March 15, 2000, the Reporting Person was granted a stock option to purchase 400,000 shares of the Issuer's common stock at $14.4375 per share. This option vests in eight equal parts on a quarterly basis beginning on June 15, 2000 and expires in seven years.

Intentional misstatements or omissions of facts constitute Federal Criminal             /S/ NORMAN C. PAYSON, M.D.         12/28/00
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   ** Signature of Reporting Person     Date
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Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

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                                                                 SEC 1474 (7-96)